(a) Not applicable.
(b) Not applicable.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.
(f) Not applicable.
(g) Effective September 15, 1999 Colonial California Tax-Exempt Fund, Colonial Connecticut Tax-Exempt Fund, Colonial Florida Tax-Exempt Fund, Colonial Massachusetts Tax-Exempt Fund, Colonial Michigan Tax-Exempt Fund, Colonial Minnesota Tax-Exempt Fund, Colonial New York Tax-Exempt Fund, Colonial
    New York Tax-Exempt Fund, Colonial North Carolina Tax-Exempt Fund and Colonial Ohio Tax-Exempt Fund (the "Funds") have increased their internal limit from 5% to 15% of net assets as the maximum amount that can be invested in inverse floaters.